

November 7, 2013

Via E-mail
Todd M. Pope
Chief Executive Officer
SafeStitch Medical, Inc.
635 Davis Drive, Suite 300
Morrisville, NC 27560

   Re: **SafeStitch Medical, Inc.**
      Information Statement on Schedule 14C
      Filed October 30, 2013
      File No. 000-19437

Dear Mr. Pope:

   We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you filed a Form 8-K on September 6, 2013 to report merger transactions but did not file a proxy statement or an information statement related to this merger. Please tell us whether shareholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Attorney Advisor

cc: Joshua Weingard
        Chief Legal Officer